Exhibit (j)(2)

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 101 to Registration Statement No. 333-111986 on Form N-1A of our report, each dated May 24, 2016, relating to the financial statements and financial highlights of RBC Emerging Markets Equity Fund, RBC Global Opportunities Fund and RBC International Opportunities Fund, each a series of RBC Funds Trust, appearing in the Annual Report to Shareholders on Form N-CSR of RBC Funds Trust for the year ended March 31, 2016, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

November 18, 2016